(i) Record of Changes in Net Assets

VANGUARD TOTAL STOCK MARKET INDEX FUND – INVESTOR SHARES

		Total Net Asset Value		Net Asset Value per Share
		US$	Yen
	78.17	(millions)	(millions)	US$	Yen
2011	End of August	58,721	4,590,221	30.58	2,390
	September	54,585	4,266,909	28.07	2,194
	October	59,188	4,626,726	31.30	2,447
	November	62,801	4,909,154	31.21	2,440
	December	62,668	4,898,758	31.29	2,446
2012	End of January	65,094	5,088,398	32.88	2,570
	February	68,078	5,321,657	34.28	2,680
	March	69,995	5,471,509	35.19	2,751
	April	70,192	5,486,909	34.96	2,733
	May	67,293	5,260,294	32.78	2,562
	June	70,461	5,507,936	33.90	2,650
	July	71,581	5,595,487	34.25	2,677